EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO. 35------------; 70----)

JERSEY CENTRAL POWER & LIGHT
           Jersey Central Power & Light Company (JCP&L), 2800 Pottsville Pike, Reading, Pennsylvania, and electric utility subsidiary of GPU, Inc., a registered holding company, has filed an application pursuant to Sections 6(a), 7, 9(a), 10 and 12(b) of the Public Utility Holding Company Act of 1935 and Rules 45 and 54 thereunder.

           JCP&L proposes to organize a special purpose business trust under Delaware law ("JCP&L Capital Trust"), which will issue and sell from time to time in one or more series through December 31, 2000 up to $200 million aggregate liquidation value of preferred beneficial interests, in the form of Trust Securities (having a liquidation value per interest to be determined) (the "Trust Securities")*. Each Trust Security will represent a cumulative preferred security (the "Preferred Securities") of a Delaware limited partnership ("JCP&L Capital II, L.P."), which will be a special purpose
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*   The transactions  proposed herein are substantially the same as the  transactions  approved  by the  Commission  in Order dated
    March 6, 1995 (HCAR No. 35-26246) (monthly income preferred securities ("MIPS")) with the exception that the MIPS were issued by a limited partnership subsidiary of JCP&L and the Trust Securities will be issued by a special purpose business trust subsidiary. The trust structure is being utilized to help ensure the intended tax treatment, as discussed below.
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indirect  subsidiary  of JCP&L.  JCP&L also  proposes to form a special  purpose
Delaware corporation ("Investment Sub"), for the sole purpose of acting as general partner of JCP&L Capital II, L.P. The sole purpose of JCP&L Capital Trust will be to acquire the Preferred Securities and to issue the Trust Securities evidencing the Preferred Securities. The sole purpose of JCP&L Capital II, L.P. is to issue one or more series of Preferred Securities and to lend the proceeds thereof, plus the capital contribution (in an amount not to exceed $7 million) made by JCP&L in JCP&L Capital II, L.P., to JCP&L, which loan will be evidenced by Subordinated Debentures (defined below) issued by JCP&L.

           JCP&L will acquire the common stock of Investment Sub for a nominal consideration and will capitalize Investment Sub with (i) a capital contribution in the amount of up to $7 million, and (ii) a demand promissory note in the principal amount of up to $21 million, such note to accrue interest, compounded semi-annually, at a rate equal to the Citibank, N.A. base rate as in effect from time to time. Investment Sub will acquire all of the general partner interests in JCP&L Capital II, L.P. for up to $7 million (the "L.P. Equity Contribution").

           JCP&L Capital Trust will apply the proceeds from the sale of the Trust Securities to purchase the Preferred Securities. JCP&L Capital II, L.P.
will, in turn, use the proceeds received from the sale of the Preferred Securities, together with the L.P. Equity Contribution, to purchase JCP&L's subordinated debentures (individually, a "Subordinated Debenture" and collectively, the "Subordinated Debentures").

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           JCP&L  will  also  unconditionally  guarantee  the  payment  by JCP&L
Capital  II,  L.P. of (A)  accrued  but unpaid  distributions  on the  Preferred
Securities, if and to the extent JCP&L Capital II, L.P. has funds on hand legally available therefor, (B) the redemption price for any redemption of the Preferred Securities, (C) the aggregate liquidation preference on the Preferred Securities to the extent JCP&L Capital II, L.P. has funds on hand legally available therefor, including all accrued but unpaid distributions, whether or not declared and (D) certain additional amounts (the "Guaranties").

           Each Subordinated Debenture will be issued under an Indenture to be entered into with United States Trust Company of New York, as trustee, and will have an initial term of up to 49 years. Prior to maturity, JCP&L will pay only interest on the Subordinated Debentures at a rate equal to the distribution rate on the Preferred Securities. Such interest payments will constitute JCP&L Capital II, L.P.'s only income and distributions on the Preferred Securities will, in turn, constitute JCP&L Capital Trust's only income and will be used by it to pay distributions on the Trust Securities. Any excess interest payment not needed for distributions on the Preferred Securities will be distributed indirectly to JCP&L as a distribution on JCP&L's investment in JCP&L Capital II, L.P., thereby reducing the interest cost on the Subordinated Debentures. Distributions on the Trust Securities will be made not less than semi-annually, and will be cumulative and must be made to the extent that JCP&L Capital Trust has funds on hand legally available for such purposes. However, JCP&L will have the right to defer payment of interest on the Subordinated Debentures for up to five years in which event JCP&L Capital II, L.P. and JCP&L Capital Trust may similarly defer payment of distributions on the Preferred Securities and the Trust Securities,

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respectively,  but in no event may distributions be deferred beyond the maturity date of the Subordinated Debentures. The distribution rates, payment dates, redemption and other similar provisions of each series of Trust Securities will be identical to the interest rates, payment dates, redemption and other provisions of the Preferred Securities issued by JCP&L Capital II, L.P. and the Subordinated Debentures issued by JCP&L with respect thereto.

           Each Subordinated Debenture and related Guaranty will be subordinate to all other existing and future "Senior Indebtedness," as defined below, of JCP&L and will have no cross-default provisions with respect to other JCP&L indebtedness -- i.e., a default under any other outstanding JCP&L indebtedness will not result in a default under the Subordinated Debenture or the Guaranty. However, JCP&L may not declare and pay dividends on, or redeem or retire, its outstanding Cumulative Preferred Stock or Common Stock unless all payments then due (whether or not previously deferred) under the Subordinated Debentures and the Guaranties have been made. "Senior Indebtedness" consists of (i) the principal of and premium (if any) in respect of (A) indebtedness of JCP&L for money borrowed and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments (including purchase money obligations) for payment of which JCP&L is responsible or liable; (ii) all capital lease obligations of JCP&L; (iii) all obligations of JCP&L issued or assumed as the deferred purchase price of property, all conditional sale obligations of JCP&L and all obligations of JCP&L under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) certain obligations of JCP&L for the reimbursement of any obligor on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction; (v) all obligations

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of the type  referred to in clauses (i)  through  (iv) of other  persons for the payment of which JCP&L is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the types referred to in clauses (i) through (v) of other persons secured by any lien on any property or asset of JCP&L (whether or not such obligation is assumed by JCP&L), except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.

           It is expected that JCP&L's interest payments on the Subordinated Debentures will be deductible for income tax purposes and that JCP&L Capital Trust will be treated as a trust for federal income tax purposes. Consequently, distributions from JCP&L Capital Trust to the holders of Trust Securities will be deemed to constitute distributions on the Preferred Securities and in turn of the interest income received by JCP&L Capital II, L.P. on the Subordinated Debentures. Consequently, such holders and Investment Sub, as the general partner of JCP&L Capital II, L.P. will not be entitled to any "dividend received deduction" under the Internal Revenue Code with respect to such distributions.

           A series of the Trust Securities will be subject to mandatory redemption upon redemption of the corresponding series of the Preferred Securities. A series of Preferred Securities will be subject to mandatory redemption upon the maturity or prior redemption of the corresponding series of the Subordinated Debentures, but will not be subject to any mandatory sinking fund. A series of Preferred Securities may also be redeemable at the option of JCP&L at a price equal to its liquidation value plus any accrued and unpaid distributions plus any premium negotiated in connection with the

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marketing  of the Trust  Securities,  (i) at any time after a specified  no-call period (if any) which could be up to the life of the issuance, or (ii) in the event that (I) JCP&L Capital II, L.P. or JCP&L Capital Trust is required by applicable tax laws to withhold or deduct certain amounts in connection with distributions or other payments, or (II) JCP&L Capital II, L.P. or JCP&L Capital Trust is subject to federal income tax with respect to interest received on the Subordinated Debentures, or (III) it is determined that the interest payments by JCP&L on the Subordinated Debentures are not deductible for federal income tax purposes or will otherwise not be taxed as a partnership or grantor trust, as the case may be, or (IV) JCP&L Capital II, L.P. or JCP&L Capital Trust is subject to more than a de minimis amount of other taxes, duties or other governmental charges, or (V) JCP&L Capital II, L.P. or JCP&L Capital Trust becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended ("1940 Act"). Upon occurrence of any of the events set forth in clause (ii) of the immediately preceding sentence, JCP&L Capital II, L.P. and JCP&L Capital Trust could be dissolved and the Subordinated Debentures distributed directly to the holders of the Trust Securities and to JCP&L on a pro rata basis, resulting in direct ownership of the Subordinated Debentures by the holders of the Trust Securities. The Subordinated Debentures distributed to JCP&L will be canceled.
           If at any time JCP&L Capital II, L.P. would be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any such case, JCP&L also will pay as additional interest such amounts as shall be required so that the net amounts received and retained by JCP&L Capital II, L.P. after paying any such taxes, duties, assessments or governmental charges will not be less than the amounts JCP&L
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Capital II, L.P.  would have  received  had no such taxes,  duties, assessments or governmental charges been imposed.
           Upon receipt by JCP&L Capital Trust of any distribution from JCP&L Capital II, L.P. upon any voluntary or involuntary liquidation, dissolution or winding up of JCP&L Capital II, L.P., the holders of the Trust Securities will be entitled to receive such amounts in proportion to the respective number of Preferred Securities represented by such Trust Securities, out of the assets of JCP&L Capital II, L.P. available for distribution to holders of Preferred Securities and after satisfaction of liabilities to creditors of JCP&L Capital Trust.
           In the event of any voluntary or involuntary dissolution or winding up of JCP&L Capital II, L.P., the holders of Preferred Securities will be entitled to receive out of the assets of JCP&L Capital II, L.P., after satisfaction of liabilities to creditors and before any distribution of assets is made to Investment Sub, the sum of their stated liquidation preference and all accumulated and unpaid distributions to the date of payment of the Preferred Securities. All assets of JCP&L Capital II, L.P. remaining after payment of the liquidation distribution to the holders of Preferred Securities will be distributed to Investment Sub.
           Upon any liquidation, dissolution or winding up of JCP&L, the amount payable on each series of the Preferred Securities would be limited to a pro rata portion of any amount recovered by JCP&L Capital II, L.P. in its capacity as a subordinated debt holder of JCP&L. The Subordinated Debentures and the payment obligations under the Guaranty will be subordinate to all other existing and future Senior Indebtedness, except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.

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           The  constituent  instruments of JCP&L Capital  Trust,  including its declaration of trust, will provide, among other things, that JCP&L Capital Trust's activities will be limited to the issuance and sale of Trust Securities from time to time and the application of the proceeds thereof to the purchase of the Preferred Securities. Accordingly, it is not proposed that JCP&L Capital Trust's constituent instruments include any interest or distribution coverage or capitalization ratio restrictions on its ability to issue and sell Trust Securities, as each such issuance will be supported by a Preferred Security which in turn will be supported by a Subordinated Debenture and a Guaranty, and such restrictions would therefore not be relevant or necessary for JCP&L Capital Trust to maintain an appropriate capital structure. Moreover, the issuance of Subordinated Debentures by JCP&L will be subject to the restriction in Article VI, paragraph Eighth (B) of JCP&L's Restated Certificate of Incorporation which limits, without the consent of the holders of a majority of JCP&L's outstanding Cumulative Preferred Stock, the amount of unsecured indebtedness which JCP&L may have outstanding at any one time to 20% of the aggregate of the total outstanding principal amount of all bonds and other securities representing secured indebtedness issued or assumed by JCP&L plus JCP&L's capital stock, premiums thereon, and surplus of JCP&L as stated on its books of account. JCP&L Capital Trust's constituent instruments will further state that JCP&L Capital II, L.P will be responsible for all liabilities and obligations of JCP&L Capital Trust.

           JCP&L expects to apply the net proceeds of the sale to JCP&L Capital II, L.P. of Subordinated Debentures to the redemption of outstanding senior securities pursuant to the optional redemption provisions thereof, to the repayment of outstanding short-term debt, for construction purposes, and for other general corporate purposes, including to reimburse JCP&L's treasury
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for funds previously  expended therefrom for the above purposes.  JCP&L will not use any of the net proceeds of the sale of Subordinated Debentures to acquire, either directly or indirectly, any interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO").
           The Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by -----, 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as it may be amended, may be granted.












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